Sanofi-aventis strengthens its position

in the Dow Jones Sustainability World

Index

Paris, France, September 22, 2008 - For the second year running, sanofi-aventis affirms its presence in the Dow Jones Sustainability World Index (DJSI World), an internationally renowned sustainability index and the largest in terms of capital investment. The Group ranks among the 7 top-rated pharmaceutical companies in sustainability.

Sanofi-aventis is proud of this achievement, which pays tribute to the everyday involvement of all its employees. For sanofi-aventis, sustainability has become a reality and an integral part of our business.

The Dow Jones Sustainability World Index (DJSI World) features approximately 10% of the top-performing companies in sustainability, among 2500 worldwide.

This index evaluates companies’ economic, social, societal and environmental performance. The evaluation focuses on corporate governance, risk management, responsible marketing, working conditions, access to medicines and healthcare, relationships with suppliers and climate change.

The outstanding accomplishments of sanofi-aventis in these areas can be accessed on its “Sustainability” website: http://sustainability.sanofi-aventis.com/

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).